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APR 01 2024

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SECURITIES AND EXCHANGE COMMISSION
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SEC FILE NUMBER
8-68928

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: i(x) Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

484 E. Carmel Dr., #137
(No. and Street)

Carmel	IN	46032
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew M. Reynolds	312-399-4932	mreynolds@igmbd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite #303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew M. Reynolds, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of i(x) Securities, LLC, as of 12/31, 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

SUSAN R. DONOHUE
Seal
Notary Public - State of Indiana
Marion County
My Commission Expires May 22, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Financial Report

Year Ended December 31, 2023

With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 70633
This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of I(X) Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of I(X) Securities, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of I(X) Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of I(X) Securities, LLC's management. Our responsibility is to express an opinion on I(X) Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to I(X) Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of I(X) Securities, LLC's financial statements. The supplemental information is the responsibility of I(X) Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information which includes Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as I(X) Securities, LLC's auditor since 2023.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 28, 2024

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash	$	29,379
Prepaid expenses and other assets		10,315
TOTAL ASSETS	$	39,694

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	8,700
Total Liabilities		8,700
Member's Equity		30,994
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	39,694

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues	
Investment banking income	$ 59,256
Total Revenues	59,256
Operating Expenses	
Commissions	(35,947)
Salaries and employee expenses	111,168
Professional fees	139,220
Occupancy	11,591
Regulatory expenses	19,924
Insurance expenses	17,365
Bad Debt	385,550
Other expenses	2,625
Total Operating Expenses	651,496
Net loss	$ (592,240)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Member's Equity
Balance - January 1, 2023	$ 469,212
Member contributions	154,022
Member withdrawals	0
Net loss	(592,240)
Balance - December 31, 2023	$ 30,994

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (592,240)
Adjustments to reconcile net loss to cash used:	
Non cash capital contributions	39,022
Decrease in prepaid expenses and other assets	16,432
Decrease in accounts receivable	461,366
Decrease in security deposit	2,000
Decrease in accounts payable and accrued expenses	(166,356)
Decrease in related party payable	(15,618)
Net cash used by operating activities	(255,394)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	115,000
Net Cash provided by financing activities	115,000
NET DECREASE IN CASH	(140,394)
CASH:	
Cash - January 1, 2023	169,773
Cash - December 31, 2023	$ 29,379

Supplemental Cash Flow Disclosure:

Cash Paid for Interest	$0
Cash pad for Income Taxes	$0

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

I(X) Securities, LLC (the "LLC") was incorporated in October 6, 2012 in the State of Virginia. The LLC is registered with the U.S. Securities and Exchange Commission ("SEC"). The LLC is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). On May 10 ,2023, I(X) Financial Services, LLC entered into an agreement to sell 100% of the LLC membership units to Mr. Ruserim Hasan and Mr. Peter Chiu. The LLC subsequently submitted a Continuing Membership Application ("CMA") to FINRA for a 100% change in ownership, and an expansion of services in June 2023 On December 29, 2023 FINRA approved the sale of the LLC, but continued review of the CMA. The sale of the LLC to Messiers Hasan and Chiu was closed on December 29, 2023. Currently, the LLC's primary business activities are private placement of securities and mergers and acquisitions advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of funds maintained in a checking account held at financial institutions.

Revenue Recognition

The LLC recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2023.

The LLC's investment banking income is comprised of private placement fees, which are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled, in accordance with the terms of the contracts with clients. For certain contracts, revenue is recognized based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. As of December 31, 2023, there were no contract liabilities. In 2023, there was no retainer revenue, only success fee recorded as investment banking income on the statement of operations.

In 2023, a portion of prior year receivables were determined to be uncollectable. The amount of $385,550 was written off to bad debt on the statement of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the LLC elected to be taxed as a partnership. Accordingly, the individual member reports their distributive share of the LLC's income or loss and credits on the member's individual tax return.

Uncertain Tax Positions

The LLC has adopted the provisions of FASB ASC Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position").* This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of December 31, 2023, and does not expect any material adjustments to be made.

NOTE 3 – LEASE ACCOUNTING:

In connection with ASC Topic 842 ("ASC Topic 842"), which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards had on the LLC's financial statements using a modified retrospective transition approach. As of December 31, 2023, the LLC does not maintain any leases in excess of a one year term. As such, the LLC does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the LLC's net capital.

NOTE 4 – NET CAPITAL REQUIREMENTS:

The LLC is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the LLC from engaging in securities transactions at any time the LLC's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 15 to 1. At December 31, 2023, the LLC has net capital of $20,679 which exceeded the required net capital of $5,000 by $15,679 and its aggregate indebtedness to net capital ratio was 42.07%.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK:

Cash

The LLC principally maintains all cash balances in one financial institution which at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account.

NOTE 6 – INDEMNIFICATIONS:

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6 – INDEMNIFICATIONS (Continued)

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 – RELATED PARTY TRANSACTIONS:

Pursuant to an expense sharing agreement (the "ESA") dated July 1, 2022, the Parent provides certain support services for the LLC, including employee services. Upon agreeing to the sale of the LLC, the Parent ended the ESA. The services provided by the ESA were no longer needed by the LLC and similar expense after termination was not incurred. For the year ended December 31, 2023, fees charged by the Parent totaled $3,904. These expenses have been reflected in the statement of operations in salaries and employee expenses. At December 31, 2023 there was a total of $0 payable to the Parent under the ESA.

NOTE 8 – SUBSEQUENT EVENTS:

The LLC has evaluated events and transactions subsequent to the financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.

The LLC is completing its continuing membership application with FINRA and expects that application to be completed and approved in the second quarter of 2024. The LLC has determined that there were no other such events or transactions which took place that would have a material impact on its financial statements.

NOTE 9 - RIGHTS AND OBLIGATIONS

The LLC has no obligations for returns or refunds and offers no warranties or guarantees.

NOTE 10 - COMMITMENT AND CONTINGENCIES

The LLC had a six-month lease agreement for office space that was terminated effective March 31, 2023, with a monthly rent of $2,500. The LLC currently has no lease agreements in effect. Total office lease expense was $7,000 for the year ended December 31, 2023, and is included in Occupancy expense on the Statement of Operations.

As a regulated securities broker dealer, from time to time the LLC may be involved in legal proceedings and investigations. The LLC is not currently involved in any legal proceedings or investigations.

The accompanying consolidated financial statement have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The LLC had a net loss of $592,240 for the year ended December 31, 2023 and member's equity of $30,994 as of December 31,2023. The LLC has applied to change its FINRA membership agreement to become a Retail Brokerage Business and to include additional revenue streams of (Equity Securities: B/D for Retail Securities, Corporate Debit Securities, Underwriting/Selling Group Participant, Mutual Fund Retailer, Government & Municipal Debt, Options Broker or Writer) which are anticipated to increase revenue enough to result in net income going forward. The financial statements of the LLC do not include any adjustments that may result from the outcome of these uncertainties.

NOTE 11 – PROFESSIONAL FEES

Professional fees include fees paid for consulting regarding the sale of the LLC and other compliance and operations support. These fees totaled approximately $113,000 for the year ended December 31, 2023 and are included on the statement of operations as professional fees.

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

NET CAPITAL:		
Member's equity		$ 30,994
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 10,315	
		10,315
Net capital before haircuts on securities positions		20,679
NET CAPITAL		$ 20,679
AGGREGATE INDEBTEDNESS		$ 8,700
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 580
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL		$ 15,679
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 20,679 / 8,700	42.07%

There was no material difference between the computation of Net Capital presented above and the LLC's most recently filed Form X-17a-5, Part IIA

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2023

Computation of Determination of Reserve Requirement Pursuant to Rule 15c3-3
- Not Applicable

Information for possession or Control Requirements under Rule 15c3-3
- Not Applicable

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of I(X) Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which I(X) Securities, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because I(X) Securities, LLC limits its business activities exclusively to private placements of securities (including affiliate management investment companies) as an Agent on a Best Efforts basis only, and I(X) Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. I(X) Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about I(X) Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 28, 2024

I(X) SECURITIES, LLC

DECEMBER 31, 2023

i(x) Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.1 7a-5 because the Company limits its business activities exclusively to private placements of securities (including affiliate management investment companies) as an Agent on a Best Efforts basis only and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule I 5c3-3) throughout the most recent fiscal year without exception.

i(x) Securities, LLC

I, Matthew Reynolds, swear (or affirm) that, to my best knowledge and belief, this

Title: President

Date: March 11, 2024

484 E. Carmel Drive, #137
Carmel, IN 46032